SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)

VALVOLINE INC.

(Name of Subject Company (Issuer))

VALVOLINE INC.

(Names of Filing Persons (Issuer and Offeror))

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

92047W101

(CUSIP Number of Class of Securities)

Julie M. O’Daniel

Senior Vice President, Chief Legal Officer and Corporate Secretary

Valvoline Inc.

100 Valvoline Way, Suite 100

Lexington, KY 40509

(859) 357-7777

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With copies to:

Ilir Mujalovic

Harald Halbhuber

Shearman & Sterling LLP

599 Lexington Avenue

New York, NY 10022

(212) 848-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTION

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on May 11, 2023 (as amended, the “Schedule TO”), relating to the offer by Valvoline Inc., a Kentucky corporation (the “Company”), to purchase up to $1.0 billion in value of its common stock, par value $0.01 per share, at a price not greater than $40.00 per share nor less than $35.00 per share, to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 11, 2023 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which were filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively.

This Amendment is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) of the Securities Exchange Act of 1934, as amended. Only those items amended are reported in this Amendment. This Amendment should be read in conjunction with the Schedule TO, the Offer to Purchase and the Letter of Transmittal.

ITEM 11. ADDITIONAL INFORMATION

Item 11(c) of the Schedule TO is hereby amended and supplemented by adding the following:

On June 9, 2023, the Company issued a press release announcing the preliminary results of the Offer, which expired at 12:00 midnight, at the end of the day, New York City time, on June 8, 2023. A copy of the press release is filed as Exhibit (a)(5)(N) to the Schedule TO and is incorporated herein by reference.

ITEM 12. EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(N) Press Release, dated June 9, 2023.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 9, 2023

VALVOLINE INC.

By:	/s/ Julie M. O’Daniel
Name: Julie M. O’Daniel
Title: Senior Vice President, Chief Legal
Officer and Corporate Secretary

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